Item 1.02 Exhibit

Conflict Mineral Report

Kennecott

Kennecott performed an RCOI and determined that gold used in Kennecott’s products did not originate in a Covered Country.  This RCOI involved implementation of a chain of custody management system for its gold production that is certified by the RJC. The raw materials purchasing procedure, a component of the chain of custody management system, requires that all purchased copper concentrate and gold slime materials have a certificate of origin that is obtained and reviewed prior to material purchase. The RJC issued Kennecott a Chain of Custody Certification (C0000 0007), which ensures that the gold used in its products is responsibly sourced and does not support conflict in Covered Countries.

Further, Kennecott is listed on the EICC-GeSi Conflict Free Gold Refiners List (CID000969) as compliant with the relevant EICC-GeSI relevant Conflict-Free Smelter Program assessment protocol.

Based on the chain of custody management system, the EICC-GeSi Conflict Free Gold Refiners certification and the RJC Chain of Custody certification, Kennecott has concluded that none of the gold used in its products originates in a Covered Country.

ECL and Alesa

After completion of the RCOI for ECL and Alesa, Rio Tinto has reason to believe that a portion of the 3TGs in their supply chain may have originated in the Covered Countries. Rio Tinto completed a due diligence exercise on the 3TGs’source and chain of custody and herein provides this CMR, which includes a description of those due diligence measures. This CMR is not subject to an independent private sector audit for the 2013 reporting year as allowed by the Rule, which provides a temporary accommodation for the first two years.

Due Diligence

Rio Tinto has relied on its direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied including sources of 3TGs that are supplied from lower tier suppliers. This was done with the combination of EICC-GeSI forms as well as any additional documentation that was requested of suppliers. In conducting its due diligence, Rio Tinto has implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”).  The OECD Framework has a five-step matrix for risk-based due diligence in the mineral supply chain, which requires:

  Establishing strong company management systems
  Rio Tinto supports and respects human rights consistent with the United Nations Universal Declaration of Human Rights and actively seeks to ensure the Group is not complicit in human rights abuses. The way we work, Rio Tinto’s global code of business conduct, supported by the Group’s Human rights policy, provides the framework for the approach to business integrity, human rights, and governance. It also provides the framework to avoid financing or supporting conflict either directly or through our supply chain.

  Rio Tinto has ensured that there are sufficient resources assigned to the conflict minerals compliance program to ensure compliance.  The team structure is made up of a steering committee (governance team) and a conflict minerals working group (technical compliance).
  Rio Tinto has in place existing Enterprise Resource Planning systems to identify upstream actors in the supply chain. Suppliers are currently required to comply with The way we work and all future contracts for impacted Rio Tinto companies will include specific clauses regarding providing information around the source of any 3TGs in materials Rio Tinto purchase. The way we work provides a mechanism for establishing a grievance mechanism.

  Identifying and assess risk in the supply chain
  Rio Tinto has contracted with 3PSP to identify risks within its supply chain.  3PSP has conducted a RCOI and due diligence on Rio Tinto’s suppliers. A focus has been placed on suppliers that are deemed to be a higher risk.

The process utilized by 3PSP involved the following steps:

i) All relevant suppliers were contacted and asked to fill out an EICC-GeSI form.

ii) A selection of responses were reviewed for further due diligence, which included:

- all suppliers whose products contained 3TGs from the Covered Countries,
- all suppliers whose products contained 3TGs, but not 3TGs from covered countries

iii) Additional information was requested from these suppliers to confirm their responses on the EICC-GeSi forms.

iv) Any supplier failing to meet these requirements is escalated to the risk mitigation process, managed by the conflict minerals working group.

  Designing and implementing a strategy to respond to identified risks
  Processes are in place to communicate supply chain risk assessment to senior management. Depending on supply chain risk, Rio Tinto will either work with suppliers to help mitigate risks or remove the supplier from Rio Tinto’s supply chain.  This is decided on a case by case basis.

  Carrying out independent third-party audit of supply chain due diligence
  Consistent with SEC Rules, a third-party audit was not completed on the Rio Tinto due diligence process for the 2013 reporting year.

  Reporting on supply chain due diligence
  Rio Tinto will meet the reporting requirements of the Dodd-Frank Act and display information regarding its conflict minerals program on its publically available website as described in the Form SD.

Steps to be taken to mitigate risk

Rio Tinto intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in its products could benefit armed groups in the Covered Countries:

i)

Include a conflict minerals flow-down clause in new or renewed supplier contracts.

Contracts with Rio Tinto suppliers are frequently in force for three to five years or more and the Group may not unilaterally impose new contract terms and flow-down requirements.  When ECL and Alesa enter into new contracts or renewal of contracts, a clause will be added to require suppliers to provide information about the source of 3TGs and smelters. It will take a number of years to ensure that all supplier contracts contain appropriate flow-down clauses. In the meantime, Rio Tinto is working with selected suppliers to ensure that such suppliers provide Rio Tinto with accurate 3TG sourcing information.

ii)	Engage with suppliers and direct them to training resources in order to increase the supplier survey response rate and improve the detail of the content provided by suppliers in survey responses.

iii)

Engage any of its suppliers found to be supplying Rio Tinto with 3TGs from sources that support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict.

Product Description

Due to the relatively low response rate from suppliers, some lack of certainty on the part of some of the responding suppliers regarding the country of origin of their products, and the bespoke nature of ECL and Alesa’s business, it is not possible to identify individual products containing 3TGs from Covered Countries that are financing conflict.  Rio Tinto currently has insufficient data to identify the facilities used to process conflict minerals used in its products and insufficient data to confirm country of origin information.  Below is a general description of ECL and Alesa’s products and the manufacturing facilities.

ECL

ECL’s business model includes direct manufacturing of equipment that may use component parts acquired from other suppliers. ECL’s network of four subsidiaries is based in Ronchin, France, with operations in Quebec City, Saguenay-Lac-Saint-Jean, Sept-Iles Quebec; Matola, Mozambique; Richards Bay, South Africa; Brisbane (Eagle Farm), Portland, and Newcastle, Australia; Manama, Bahrain; and Dubai, United Arab Emirates.

ECL designs, manufactures and installs high quality equipment in smelters for the aluminium industry, as well as delivering solutions to assist its customers at every step of the project and at every milestone in the equipment’s life cycle. ECL produces a range of products including:

  metal and bath handling equipment or casthouse purpose made cranes (e.g., a variety of cranes for metal ladle skimming, stripping, and plate handling)

  diverse types of machines for pot tending, anode changing, overhead tapping, anode jacking, and stud pulling, among others equipment for the carbon sector (furnace tending, rodding shops, anode handling and storage)

As outlined above in this Exhibit 1.01 in the section addressing “steps to be taken to mitigate risk,” Rio Tinto is working with its suppliers to more accurately determine the mine or location of origin of 3TGs.

Alesa

Alesa is based in Zurich, Switzerland, with facilities in Montreal, the province of Quebec and Gardanne in France. Alesa’s expertise includes materials handling, as well as automation. Alesa’s client projects represent a broad variety of industries and complexities and their services and products range from feasibility studies, design, engineering, fabrication and installation to start-up assistance, training and customer service. Alesa’s business model for equipment fabrication typically involves contracting out the manufacturing and production of the equipment. Alesa’s business model for equipment fabrication typically involves having a supplier make particular product components or purchasing equipment or parts to be incorporated into a final product.  Examples of equipment include:

  Materials handling solutions; carbon plant technology and automation

  Harbour facilities (ship loading/unloading systems)

  Conveying systems (pneumatic and mechanical)

  Storage equipment (fill/reclaim)

  Vehicle loading and unloading

  Pot control systems

  Automatic fire control systems

  Anode handling equipment

As outlined above in this Exhibit 1.01 in the section addressing “steps to be taken to mitigate risk,” Rio Tinto is working with its suppliers to more accurately determine the mine or location of origin of 3TGs.